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                                  Form N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY
 ACT OF 1940
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                             The Glenmede Portfolios
                          ----------------------------
                            Exact Name of Registrant

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to paying in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Philadelphia and the Commonwealth of Pennsylvania on the 20th day of January, 2000.




                                              THE GLENMEDE PORTFOLIOS


                                              By:  /s/  Mary Ann B. Wirts
                                                   --------------------------
                                                   Mary Ann B. Wirts
                                                   President


Attest:  /s/ Michael P. Malloy
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         Michael P. Malloy
         Secretary